Exhibit 99.2

BlastGard International Reports Third Quarter 2005 Results

BlastGard reports its first quarter of significant sales

CLEARWATER FL, November 9, 2005 BlastGard International (OTCBB; BLGA) reported revenues for the third quarter ended September 30, 2005 of $481,129 compared to $595 reported in the same quarter of last year. The increase in revenue is attributed to the initial sales of the company’s fully commercialized, government service advantage approved, core product, BlastWrap®.

For the third quarter of 2005, BlastGard International reported a net loss of $378,309 or $(0.02) per share based on the weighted average of 21,963,292 shares outstanding compared to a net loss of $303,252 or $(0.01) per share reported in the third quarter of 2004 based on the weighted average shares outstanding of 21,121,180. The increase in net loss is attributed to the increase in operating expenses related to the sales and marketing of the Company’s BlastWrap® product and $77,000 in final research and development expenses for BlastGard mitigating trash receptacles (MTRs).

During the third quarter, the Company announced several significant orders for its BlastWrap® product. In June, the Company received an order for 190 BlastGard MTRs from the Washington Metropolitan Transit Authority for use in MetroRail stations to be installed throughout the Washington D.C. area. The Company expects to recognize approximately $735,000 from this order. In addition, the Company announced other orders of MTRs from the Naval Supply Systems Command, The Department of Homeland Security, and the Naval EOD Technology Division. The Company began delivery of its products in August, 2005.

According to James Gordon, CEO of BlastGard, “This quarter marks an important transition for BlastGard. We began to move from an organization in the product development stage to one that is focused on the marketing and sales of our revolutionary products. We completed significant orders for our products with several well-known, established customers, and we began the delivery of these products in August. In addition to these announced orders, we have many field tests of BlastWrap® in progress. We believe that BlastWrap® provides unequaled protection from blasts and explosions, and successful completion of these field tests could lead to significant revenue generating opportunities in 2006. We are extremely encouraged by the foundation that we have laid this quarter and we look forward to the continued market acceptance of our products.”

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company’s patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company’s emergence even more important. The Company’s core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company’s ability to market its products; the Company’s ability to obtain additional funding; the Company’s ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company’s stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Investor Relations Contact:
Company Contact; BlastGard International Michael Gordon (727) 592-9400	Investor Relations Group Erik Lux, John Nesbett or Adam Holdsworth Media Contact: Mike Graff (212) 825-3210